Exhibit 99.1

Level 12, Suite 1202
65 Berry Street	Telephone 612 9902 6002
North Sydney NSW 2060	Facsimile: 612 9902 6006
Australia P.O. Box 651	info@simsmm.com
Botany NSW 1455	www.simsmm.com
19 November 2010
Australian Securities Exchange
20 Bridge Street
Sydney NSW 2000
Dear Sir/Madam,
Constitution
Attached is a copy of the Company’s Constitution incorporating amendments approved at today’s Annual General Meeting.
Yours faithfully
Frank Moratti
Group General Counsel and Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630